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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 3.50
SEC FILE NUMBER 001-32593
CUSIP NUMBER 37946R109

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Partners LP
Full Name of Registrant

N/A
Former Name if Applicable

P.O. Box 9161, 800 South Street
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02454-9161
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                    Global Partners LP (the “Partnership”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) within the prescribed time period without unreasonable effort or expense.  As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2014, the Audit Committee of the Board of Directors of the general partner of the Partnership (the “Audit Committee”), in consultation with management and Ernst & Young LLP, the Partnership’s independent registered public accounting firm (“Ernst & Young”), concluded that the Partnership’s previously issued unaudited consolidated financial statements as of and for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 (the “Restated Periods”) should no longer be relied upon.   The Partnership will restate its unaudited consolidated financial statements for the Restated Periods primarily to reflect a correction in its accounting for Renewable Identification Numbers (“RINs”). In the absence of published GAAP guidelines with respect to the proper accounting treatment for RINs, the Partnership applied what it believed was appropriate accounting for RINs. Upon further evaluation during 2014, the Partnership considered industry practice and analogies to other accounting literature and corrected its accounting for RINs. The Partnership retroactively applied this accounting to the Restated Periods. The Partnership will also restate an accrued obligation affecting cost of goods sold specific to the procurement of petroleum products as a result of a retrospective review of the aging of accrued obligations that identified certain out of period adjustments. Accordingly, the Partnership will restate its previously issued unaudited consolidated financial statements and file Form 10-Q/As for March 31, 2013, June 30, 2013 and September 30, 2013 as soon as reasonably practicable.

Due to the additional time required to address issues relating to the restatement of the Partnership’s previously issued unaudited consolidated financial statements for the Restated Periods, the Partnership was unable to file its 2013 Form 10-K by the prescribed due date without unreasonable effort or expense.  The Partnership intends to file the 2013 Form 10-K no later than Monday, March 31, 2014.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward J. Faneuil	(781)	894-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Partners LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	Global Partners LP,
		By:	Global GP LLC, its general partner

		By:	/s/ Edward J. Faneuil
Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).